December 4, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Jeff Kauten, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Joyce Sweeney, Staff Accountant

Re:	Avalara, Inc. Draft Registration Statement on Form S-1 Submitted June 27, 2017 CIK No. 0001348036

Ladies and Gentlemen:

Avalara, Inc. hereby advises the Staff of the Securities and Exchange Commission that we have received the Staff’s letter dated July 24, 2017, regarding the Staff’s review of our Draft Registration Statement on Form S-1. We are concurrently transmitting herewith Confidential Draft No. 2 (“Draft No. 2”) to our Draft Registration Statement on Form S-1 that was initially submitted to the Securities and Exchange Commission on June 27, 2017 (the “Registration Statement”). As discussed with the Staff on November 21, 2017 and as contemplated by the Staff’s compliance and disclosure interpretations, Draft No. 2 responds to the Staff’s comment letter and makes certain other updates, but does not include interim financial information for the nine months ended September 30, 2017. Our responses to each comment are provided below. For the Staff’s convenience, each comment from the comment letter is restated in bold italics prior to our response to that comment. To facilitate your review, we are also providing to the Staff on a supplemental basis Draft No. 2 marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff, we have revised the Registration Statement to update certain other disclosures.

Cover

1.	Please disclose the percentage of common stock that your directors, officers and principal shareholders will beneficially own upon completion of the offering on the prospectus cover page. In the prospectus summary, include the risk that your directors, officers and principal shareholders will be able to control certain shareholder decisions.

Response: In response to the Staff’s comment, we have revised the disclosure on the prospectus cover page to include the percentage of common stock that our directors, officers, and 5% or greater shareholders will beneficially own upon completion of the offering, and added to the risk factors listed on page 8 of Draft No. 2 the risk that our directors, officers, and 5% or greater shareholder will be able to control certain shareholder decisions.

Prospectus Summary

Overview, page 1

2.	Please define the terms core customers and net revenue retention rate at their first use in this section or include a cross reference to where these terms are defined in the prospectus.

Response: In response to the Staff’s comment, we have added cross references on page 2 of Draft No. 2 to where the terms “core customers” and “net revenue retention rate” are defined in the prospectus.

Risk Factors

Risks Relating to this Offering and Our Common Stock

We have identified significant deficiencies…, page 37

3.	Please briefly describe the significant deficiencies you identified in your internal control over financial reporting and any steps you are taking to remediate these deficiencies.

Response: In response to the Staff’s comment we have updated the disclosure on pages 37 and 38 of Draft No. 2 to describe the significant deficiencies and material weakness we have identified in our internal controls over financial reporting and the steps we are taking to remediate these deficiencies and material weakness.

Industry and Market Data, page 42

4.	We note that you have included a hyperlink to the OECD Tax Statistics database in support of the data you cite. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to footnote 41 of Release No. 34-42728 for further guidance.

Response: We acknowledge the Staff’s comment and advise the Staff that the website address included in the description of the OECD database was intended to be a textual reference only and not intended to provide a hyperlink. We have revised the disclosure on page 43 of Draft No. 2 to clarify that the reference is an inactive textual reference only.

Use of Proceeds, page 43

5.	You disclose that you will use the net proceeds from the offering for “working capital and other general corporate purposes.” Please revise to provide more details regarding what constitutes “working capital and other general corporate purposes.” In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on page 54 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 10 and 44 of Draft No. 2 to provide additional detail regarding what constitutes “general corporate purposes.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics

Number of Core Customers, page 55

6.	Please disclose the number of core customers as of December 31, 2015 to provide comparative period disclosure to the information provided. Refer to Instruction 1 to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our accounting and financial reporting systems and processes in place prior to the second quarter of 2016 were not configured to allow us to calculate our core customer count on a basis that is comparable to the core customer count that we disclose in the Registration Statement. However, to provide investors with additional information regarding trends in our core customer count, we have revised the disclosure on page 56 of Draft No. 2 to include the number of core customers as of each quarter-end beginning with June 30, 2016.

Net Revenue Retention Rate, page 55

7.	Your disclosure of the calculation for this metric refers to total revenues. Please revise to clarify if this metric is based on total revenues or total subscription and returns revenues. If it is related to total revenues, tell us how you considered the relevance of this metric when professional and other revenues may not recur.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, as disclosed on page 55 of the Registration Statement, we use total revenue in calculating net revenue retention rate, and not subscription and returns revenue. We supplementally advise the Staff that we use total revenue because management considers total revenue to be a better indicator of the overall performance of our business and uses this metric to evaluate that performance. Although a significant portion of our professional services revenue is related to set up and configuration of our services, generally occurring in the initial year of a subscription, our professional services include other services, as described on page 56 of the Registration Statement, and we have provided professional services to existing customers in subsequent years and expect to continue to do so in the future. To the extent professional services revenues is a key driver of material period-to-period fluctuations in our net revenue retention rate in the future, we will provide appropriate disclosure in the MD&A section of our periodic reports to explain that impact.

8.	Please tell us the net revenue retention rates for each quarter in the two years ended December 31, 2016 and to the extent there have been significant fluctuations in the quarterly results, please revise to disclose such information and include a discussion of the reasons for such fluctuations. At a minimum, please provide the average net revenue retention rate for the years ended December 31, 2015 and 2016, if available. Refer to Instruction 1 to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that our accounting and financial reporting systems and processes in place prior to the second quarter of 2016 were not configured to allow us to calculate and disclose the net revenue retention rates on a basis that is comparable to the net revenue retention rates we disclose in the Registration Statement. However, to provide investors with additional information regarding trends in our net revenue retention rate, we have revised the disclosure on page 56 of Draft No. 2 to include the net revenue retention rates for each quarter beginning with June 30, 2016.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue, page 62

9.	Please tell us the amount of revenues recognized on a per return basis for the periods presented and whether there are typically significant period-to-period fluctuations in the level of revenues recognized for an arrangement charged on a per return filing basis. Similarly, tell us whether there are significant fluctuations resulting from overage fees charged in your subscription arrangements. To the extent these revenue streams contribute to significant period-to-period fluctuations, please separately quantify revenues recognized on a per return basis and revenues from overages included within the subscription and returns revenue line item for each period presented. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we typically sell returns either as an annual subscription or on a per-return basis.

Our customers typically file transaction tax returns on a monthly or quarterly basis continuously through the year. As a result, the timing of revenue recognition for customers paying on a per-return basis occurs steadily on a monthly or quarterly basis.

Thus, while revenues from selling returns on a per-return basis have grown as our other revenues have grown, we have not experienced significant period-to-period fluctuations in the levels of revenue recognized for arrangements charged on a per-return filing basis. Since the timing of revenue recorded on a per-return basis does not significantly differ from revenue recognized on our annual subscription model over the course of a reporting period, we do not believe the distinction of the amount of revenue generated by annual subscription versus a per-return basis is meaningful.

We further advise the Staff that revenues related to overage fees historically have been a small component of our total revenues and have not fluctuated significantly period-to-period. As described on page 56 of the Registration Statement, when a subscription plan customer exceeds the selected maximum transaction or returns level, we generally upgrade the customer to a higher tier and only charge overage fees in some cases.

Liquidity and Capital Resources, page 67

10.	Please revise to disclose that your credit facility is secured by substantially all assets, including intellectual property, receivables and other tangible and intangible assets of the company.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 69 and F-34 of Draft No. 2 to reflect that the 2016 Credit Facilities are secured by substantially all of our assets.

Contractual Obligations and Commitments, page 70

11.	We note your disclosure regarding the May 2017 agreement for software hosting services. Please revise to clarify the timing for the minimum service payments.

Response: In response to the Staff’s comment, we have revised the disclosure on page 71 of Draft No. 2 to clarify the timing for the minimum service payments under the agreement for software hosting services.

Business

Our Opportunity, page 80

12.	Please disclose whether the average annual revenue within each cohort used to calculate your addressable market is derived from all of your customers or only your core customers.

Response: In response to the Staff’s comment, we have revised the disclosure on page 85 of Draft No. 2 to explain how the estimated average annual revenue for each cohort is derived.

Customers, page 91

13.	We note that you treat multiple companies or divisions within a single consolidated enterprise with unique account numbers as separate customers. Please disclose whether sales to a group of customers under common control or customers that are affiliates of each other accounted for more than ten percent of your revenue for the fiscal year ended December 31, 2016. Refer to Item 101(c)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 93 of Draft No. 2 to clarify how the determination that no customer represented more than 1% of total revenue was made.

Certain Relationships and Related Person Transactions, page 120

14.	Please provide an analysis supporting your view that the related party transaction disclosed in Note 12 to the Consolidated Financial Statements is not required to be disclosed or revise. Refer to Item 404(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and advise the Staff that the operating lease agreement referenced in Note 12 to the Consolidated Financial Statements is between Avalara and a member of our advisory board. The advisory board member is not a member of our Board of Directors, an executive officer, or in any other category of related person as defined in Instruction 1 to Item 404(a) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Segments, page F-10

15.	Please tell us the reason for the significant increase in long-lived assets held outside of the United States at December 31, 2016 and March 31, 2017, and the foreign countries in which significant long-lived assets are located. If assets in an individual foreign country are material, this should be separately disclosed. Refer to ASC 280-10-50-41(b).

Response: We acknowledge the Staff’s comment and advise the Staff that the increase in long-lived assets held outside of the United States at December 31, 2016 and March 31, 2017 was due primarily to expansion of our operations in the United Kingdom.

While ASC 280 does not define “material” for purposes of ASC 280-10-50-41(b), in response to the Staff’s comments, we have revised the disclosure on page F-10 of Draft No. 2 to include the long-lived assets held in the United Kingdom. We do not believe the long-lived assets in any other individual foreign country are material.

Customer Funds Assets and Obligations, page F-11

16.	We note that funds held for customers are maintained in trust accounts and are restricted solely for satisfying the obligations to remit funds relating to your tax remittance services. Please clarify whether you have legal ownership over these funds. Also, please tell us how you determined that the funds collected as well as the customer fund obligations should be reflected on your consolidated balance sheet. Provide the accounting guidance considered to support your conclusions.

Response: In response to the Staff’s comment, we have expanded our disclosure on pages 71 and F-11 of Draft No. 2 to clarify that we maintain legal ownership of all funds held for customers.

Since we maintain legal ownership of funds held for customers and they represent amounts on deposit in our bank accounts, we include them as assets on our balance sheet. We classify cash received from customers for remittance to taxing authorities as Funds held from customers cash and cash equivalents (“customer fund assets”) and establish a corresponding current liability as Customer funds and taxing authority obligations (“customer fund obligations”) on our Consolidated Balance Sheet. We have agreements with our customers to remit these funds to satisfy their sales tax obligations. Therefore, the payments are obligations to us and are recorded as liabilities on our balance sheet. The customer fund assets and customer fund obligations are segregated and separately disclosed following the Total current assets before customer fund assets and Total current liabilities before customer funds and taxing authority obligations subtotals, respectively. We believe it is appropriate to segregate our customer fund assets and customer fund obligations from other operating assets and liabilities because the assets are restricted by contract with the customer and solely for the repayment of customer fund obligations.

We also considered the guidance of S-X 5-02, which states, in part:

“Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements; contracts entered into with others, or company statements of intention with regard to particular deposits”

It is the Company’s intention, consistent with the terms of use agreement with its customers, to restrict the use of the customer fund assets solely to satisfy the customer funds obligations.

Revenue Recognition

Customer Referral Sources Revenue and Commissions, page F-17

17.	Please describe further your arrangements with publishers who also serve as integration partners providing your services to their customers via their business applications. Tell us the amount of revenues generated from these arrangements for each period presented and explain how you considered each of the factors on ASC 605-45-45 in accounting for such arrangements.

Response: We acknowledge the Staff’s comment and advise the Staff that, in general, our integration partners sign our standard partnership agreement, under which we sell the service and the integration directly to customers, and then, upon receipt of payment for the service and the integration, we pay the integration partner a commission percentage for each sale that included the partner’s integration. That commission percentage is generally 20% of the total sale in the first year of the customer’s subscription, and 10% for each year thereafter, provided that the customer continues to purchase the partner’s integration.

In limited circumstances, we have revenue arrangements where the integration partner bills and collects cash from the customer in the first year of the subscription. Subsequent subscriptions are billed to the customer by us. When the integration partner collects cash from the customer for the initial subscription, they remit these amounts to us, net of the commission owed to them. Under these arrangements, we have concluded that we are acting as the principal in the first year of the subscription, and therefore, revenue is presented gross in our financial statements.

The revenue generated from these arrangements for the years ended December 31, 2015 and 2016, and for the three months ended March 31, 2017 was $3.2 million, $4.1 million, and $0.5 million, respectively. In reaching this conclusion for these arrangements, we considered the following indicators of gross reporting from ASC 605-45-45 as follows:

Indicator of Gross Reporting	Company Analysis
The entity is the primary obligor in the arrangement	We maintain ownership and control of the software, while the customer is provided a subscription for use. As the software is not delivered to the customer in the SaaS scenario, and the service is not controlled or maintained by the integration partner, we maintain sole responsibility for fulfillment and are responsible for its continued functionality.

The entity has general inventory risk	While we do not maintain inventory and the software that underlies the service is not delivered to the customer, we do maintain control and responsibility for the service’s functionality, and therefore, bear any risk for returns requested by a customer.

The entity has latitude in establishing price	We establish prices for services. Integration partners are allowed a specified discount based on the terms of the specific partner agreement.

The entity changes the product or performs part of the service	We bear full responsibility and control for the proper functioning of the service. While an integration partner may aid the end customer in providing integration software from the customer’s information system to our tax compliance systems, this is not considered a change in our service. Rather, the integration software would be a separate consideration of service and contract between the integration partner and the end customer.

The entity has discretion in supplier selection	Not applicable – we maintain control of the service subscribed to by the customer. No substitutes would be feasibly available for the integration partner to provide to the customer as replacement of our service. Furthermore, we maintain ownership of the distribution channels and multiple integration partners can sell the same service.

The entity is involved in the determination of product or services specifications	We maintain complete control over the service, including specifications and maintenance.

The entity has physical loss inventory risk	The service is not delivered to the customer, and control is maintained by us.

The entity has credit risk	We maintain complete credit risk for non-payment by the customer.

Note 9. Shareholders’ Deficit

(b) Warrant instruments, page F-39

18.	On page 129 you disclose that certain common stock warrants will be automatically net exercised in connection with this offering if the warrants have not been previously exercised. Please revise to describe the exercise terms of the outstanding common stock warrants. Refer to ASC 505-10-50-3.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-39 of Draft No. 2 to include the net settlement provisions of the common stock warrants.

Note 14. Subsequent Events, page F-48

19.	Please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

Response: We acknowledge the Staff’s comment and advise the Staff that, as discussed with the Staff we are not providing interim financial information in Draft No. 2 beyond that for the three months ended March 31, 2017, which was previously provided in the Registration Statement.

We note that ASC 855-10-50 requires companies to evaluate subsequent events after the most recent balance sheet date and disclose if material. We do not believe any share-based issuances since the end of the first quarter of 2017, all of which were issued in the normal course of business, were material for disclosure as a subsequent event.

General

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We acknowledge the Staff’s comment and are providing the Staff with all written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis.

21.	We have received the graphical materials you intend to use in your prospectus. Upon review of such materials, we may have further comments.

Response: We acknowledge the Staff’s comment.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 826-4900.

Respectfully submitted,

/s/ Alesia L. Pinney
Alesia L. Pinney Executive Vice President, General Counsel, and Secretary

cc:	Scott M. McFarlane William D. Ingram Avalara, Inc.

Andrew B. Moore Allison C. Handy Perkins Coie LLP

John T. McKenna Alan D. Hambelton Cooley LLP